March 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	OriginClear, Inc.

Offering Statement on Form 1-A

Filed January 21, 2020

File No. 024-11141

Ladies and Gentlemen:

On behalf of OriginClear, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of February 19, 2020.

Offering Statement on Form 1-A filed January 21, 2020

Cover Page

1.	We note your disclosure that you intend to engage an agent to hold any funds that are tendered by investors. We also note your disclosure under “Escrow Agent” on page 12 that you reserve the right not to engage an agent to hold any funds that are tendered by investors. Please refer to Item 1(e) of Part II of Form 1-A and clearly disclose any arrangements to place funds received from investors in an escrow, trust or similar arrangement.

Response:

The cover page and plan of distribution have been revised to clarify that the Company has not made any arrangements to date to place the funds received in an escrow, trust, or similar arrangement.

Future issuances of preferred stock, including future issuances of shares of Series M Preferred Stock, may reduce the value of the Series M, page 9

2.	Please expand your risk factors to address the liquidation preferences and redemption obligations related to your outstanding shares of preferred stock.

Response:

A risk factor has been added to address liquidation preferences and redemption obligations relating to the Company’s outstanding shares of preferred stock.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Plan of Distribution and Selling Stockholder, page 10

3.	We note your disclosure that you plan to market the shares in this offering both through online and offline means, and that online marketing may take the form of contacting potential investors through electronic media and posting your offering circular or “testing the waters” materials on an online investment platform. Please confirm your understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. See Securities Act Rule 255(b)(4). Please also file any testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Part III of Form 1-A.

Response:

The Company confirms its understanding that “testing the waters” materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. The reference to “testing the waters” materials has been removed from the offering statement as the Company has not used and does not presently intend to use such materials in connection with the offering. In the event the Company does use future testing the waters materials, it will file such materials as exhibits to the offering as applicable. statement.

Use of Proceeds, page 13

4.	Please reconcile the amounts in the row “Preferred Series Early Redemption Series F (Aug 2019 – Dec 2018)” in your table on page 13 with your disclosure in the last bullet point on page 14 regarding the amount of proceeds intended to be used to retire the Series F preferred shares.

Response:

The amounts in the row “Preferred Series Early Redemption Series F” in the table on page 13 and the disclosure in the last bullet point on page 14 have been reconciled.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Interest of Management and Others in Certain Transactions, page 42

5.	We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. Please revise to disclose any interested transactions where the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 13(a) of Part II of Form 1-A.

Response:

The Interest of Management and Others in Certain Transactions” section has been revised to disclose any interested transactions where the amount involved exceeds one percent of the average of the Company’s total assets at year end for the last two completed fiscal years.

Preferred Stock, page 43

6.	Please provide the disclosure required by Item 14(a) of Part II of Form 1-A.

Response:

As discussed with the Staff, additional clarification has been added regarding there being no restrictions on redemption of the Series F, G, I and K preferred stock, subject to the Company paying any accrued but unpaid dividends thereon upon such redemption.

Very truly yours,

/s/ Jeff Cahlon

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW